UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RVUE HOLDINGS, INC.

(Name of Issuer)

Common Stock - $0.001 par value

(Title of Class of Securities)

74975J 104

(CUSIP Number)

Jason M. Kates
100 N.E. Third Avenue, Suite 200
Ft. Lauderdale, FL 33301
954-525-6464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975J 104	Page 2 of 7

1	NAME OF REPORTING PERSONS Jason M. Kates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 4,234,546
	8	SHARED VOTING POWER 9,742,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,977,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 36.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74975J 104	Page 3 of 7

1	NAME OF REPORTING PERSONS Argo Digital Solutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,105,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,105,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74975J 104	Page 4 of 7

This Amendment No. 1 to Schedule 13D amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2010, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended in its entirety to read as follows:

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Shares”), of rVue Holdings, Inc., a Nevada corporation (the “Issuer”), and is being filed by each of Jason M. Kates and Argo Digital Solutions, Inc.  The principal office of the Issuer is located at 100 N.E. 3rd Avenue, Suite 200, Fort Lauderdale, Florida 33301.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended in its entirety to read as follows:

The name of the first reporting person is Jason M. Kates.  His business address is 100 N.E. 3rd Avenue, Suite 200, Fort Lauderdale, Florida 33301 and his present principal occupation is a director, CEO and President of both the Issuer and Argo.  Mr. Kates is a citizen of the United States.

The name of the second reporting person is Argo Digital Solutions, Inc., a Delaware corporation (“Argo”).  The business address is 100 N.E. 3rd Avenue, Suite 200, Fort Lauderdale, Florida 33301 and it is in the process of winding up its business affairs.  Jason M. Kates controls 36.0% of the voting shares of Argo, and is its sole officer and director.

Neither Mr. Kates nor Argo has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended in its entirety to read as follows:

On May 13, 2010, the Issuer acquired substantially all of the assets of Argo for the consideration of 12,500,000 Shares of the Issuer. On September 14, 2010, in consideration for the cancellation of debt and other obligations, Argo assigned 5,687,866 Shares to creditors and past employee.  On November 2, 2010, in consideration for the cancellation of debt and other obligations, Argo assigned 179,301 Shares to a creditor.  On November 10, 2010, in consideration for the cancellation of debt and other obligations, Argo assigned 1,164,914 Shares to two creditors. On December 28, 2010 Argo sold 800,000 Shares to Mr. Kates for $160,000.  On January 7, 2011, Argo sold 1,562,500 Shares to unrelated parties for $250,000.

CUSIP No. 74975J 104	Page 5 of 7

On September 14, 2010, in consideration for the cancellation of debt and other obligations owed to Mr. Kates, Argo assigned to Mr. Kates 2,284,546 Shares. On December 28, 2010, Mr. Kates purchased 800,000 Shares from Argo for consideration of $160,000.  All of these Shares are subject to a lock-up agreement that expires on September 12, 2011.

ITEM 4.  PURPOSE OF TRANSACTION

The information set forth in Item 3 is incorporated by reference into this Item 4.  Except as set forth in this Schedule 13D, neither Mr. Kates nor Argo, has any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended in its entirety to read as follows:

(a) – (b)

Jason M. Kates

Mr. Kates beneficially owns 13,977,094 Shares, representing 36.4% of the outstanding Shares, which includes 1,150,000 Shares for which there is a right to acquire beneficial ownership within 60 days.

Mr. Kates has sole voting power over 3,084,546 Shares held directly by Mr. Kates.  Mr. Kates lacks dispositive power over 3,084,546 Shares that are restricted as to transfer until September 10, 2011. Mr. Kates has shared voting power over 3,105,419 Shares directly held by Argo, 4,747,535 shares held by assignees of Shares from Argo and 1,889,594 Shares by held by a different stockholder of the Issuer.  Mr. Kates lacks dispositive power over 3,105,419 shares held directly by Argo which are restricted as to transfer until May 13, 2011.  Mr. Kates lacks dispositive powers over the 4,747,535 shares held by assignees of Argo or the 1,889,594 shares held by a stockholder of the Issuer.

Argo

Argo beneficially owns 3,105,419, representing 8.3% of the outstanding Shares. Argo lacks dispositive power over 3,105,419 shares held directly by Argo which are restricted as to transfer until September 10, 2011.  Mr. Kates, as the sole officer and director of Argo, may be deemed to share voting and dispositive power with Argo over the 3,105,419 Shares.

(c)           On May 13, 2010, the Issuer acquired substantially all of the assets of Argo for the consideration of 12,500,000 Shares.

On May 13, 2010, the Issuer’s Board of Directors granted ten-year options to Jason M. Kates to acquire 1,000,000 Shares at $.22 per share. 500,000 of the options vested on November 13, 2010 and 500,000 of the options vest on May 12, 2011.  On September 17, 2010, the Issuer’s Board of Directors granted ten-year options to Jason M. Kates to acquire 300,000 Shares at $.22 per share. 150,000 of the options vested on March 17, 2011 and 150,00 of the options vest on September 16, 2011.

CUSIP No. 74975J 104	Page 6 of 7

No other transactions involving the securities of the Issuer were effected during the past 60 days by Mr. Kates or Argo.

(d)           No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Kates or Argo.

(e)           Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Kates and Argo, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Kates and Argo and any other person, with respect to any securities of the Issuer.

CUSIP No. 74975J 104	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2011	/s/ Jason M. Kates
	Name:	Jason M. Kates

ARGO DIGITAL SOLUTIONS, INC.

	By:	/s/ Jason M. Kates
	Name:	Jason M. Kates
	Title:	Chief Executive Officer